Exhibit 99.1

Company

XG Sciences, Inc. (“XGS”), formed in May 2006, is a first mover and market leader in the design and manufacture of graphene nanoplatelets.12 Graphene nanoplatelets are particles consisting of multiple layers of graphene and are considered a game changer for numerous industries. XGS’ graphene nanoplatelets, trademarked under the name xGnP®, have demonstrated performance impacting multi-billion dollar markets and have unique capabilities for energy storage, thermal conductivity, electrical conductivity, barrier properties and the ability to impart strength when incorporated into plastics or other matrices. XGS has sold products to over 1,000 customers in 47 countries who are in various stages of trialing its products for numerous applications. XGS has also licensed elements of its technology to leading supply chain and distribution partners, such as Cabot Corp and POSCO. Headquartered in Lansing, Michigan, XGS has raised approximately $38 million through equity and equity linked securities and licensing fees to date and has 22 full-time employees.

Lux Research says:

XG Sciences – Positive – Advanced Materials. Top Ten Innovative Companies.

“Despite increasing competition from a handful of new entrants to the graphene space, XG remains the low cost leader and also boasts the most impressive business execution to date.”

XG Sciences Well-Positioned for Success

-	Significant Customer Traction: 1,000+ in 40+ countries since inception. Strong portfolio of customer engagements in end-use markets ranging from polymer composites, energy storage, electrically conductive films and thermal management.
-	Revenue Traction: Commercial sales started in multiple applications and gaining momentum. $2-4 million in estimated 2016 revenue and $10-25 million in 2017 based on the status of current discussions with customers.
-	Proven Technology: Significant IP in the form of patents, trade secrets and know-how. XG SiG™ Composite with 3-5x the energy storage capacity versus today’s LiB anode technology. XG Leaf® with one-third the density of copper films, 50% more thermally conductive than copper and more than 2x that of aluminum. Formulated water- and solvent-based inks with conductivity approaching 1 Ω/☐ at 1 mil thickness. Industry-leading performance available in bulk powders and dispersions.
-	Positioned To Grow: Technology, partners and management positions XG for substantial growth. Proven manufacturing technology and strong customer channel to deliver on success. Moved beyond proof of concept into commercialization phase.

1 This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection with this offering.

2 These forward-looking statements involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risks set forth under “Risk Factors” beginning on page seven of the Company’s prospectus included in the Company’s registration statement on Form S-1 as filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2016 which was declared effective by the SEC on April 13, 2016 and which may be post-effectively amended from time to time.

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-	Strategic Partners: Well positioned with world class strategic partners, Investors and licensees. Investors: Aspen Advanced Opportunity Fund, Hanwha, POSCO and Samsung Ventures. Licensees: Cabot and POSCO.

Graphene: The “Miracle Material”

First discovered in 2004, graphene is the thinnest material known - a single layer of carbon atoms configured in an atomic-scale honeycomb lattice, and is noted for its strength, density, impermeability, light weight, and both electrical and thermal conductivity. Among many noted properties, graphene is harder than diamonds, lighter than steel but significantly stronger, conducts electricity better than copper and is one of the most thermally conductive materials available today.

Markets

XGS is a “platform play” in advanced materials where XGS’ proprietary processes produce varying grades of graphene nanoplatelets which can be mapped to a variety of applications in many market segments. XGS’ primary focus markets are Energy Storage and Thermal Management where XGS currently has a portfolio of products undergoing design-in with a range of marquee customers. XGS also targets the Inks & Coatings market with products in development and is engaged in commercial and development activities for the Composites market.

XGS Market/Application Focus Areas & 2018 Market Size

XG SiG™ in Lithium-ion Battery Markets

The global LiB market is large and growing rapidly. According to Avicenne Energy3, the 2014 LiB market was $13.6B and growing to $21.5B in 2016, driven by the rapid proliferation of tablets, smart phones, electric vehicles, and grid storage applications. The portion of the market that XGS addresses is the anode materials segment, which Avicenne valued at about $850 million in 2014 and expects to grow to $1.3-1.4B by 2018.

3 Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015.

2 Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015 & Internal Estimates.

3 ArcActive via Nanalyze, April 3, 2015.

4 ArcActive via Nanalyze, April 3, 2015 & Internal Estimates.

5 Future Markets Insights, "Consumer Electronics Market: Global Industry Analysis and opportunity Assessment 2015 - 2020", May 8, 2015.

6 Prismark, "Market Assessment: Thin Carbon-Based Heat Spreaders", August 2014.

7 Reporterlink.com, "Semiconductor & IC Packaging Materials Market…", May 2014.

8 Prismark, 2015.

9 Grand View Research, "Global Plastics Market Analysis…", August 2014.

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XG Leaf® in Portable Electronics

XG Leaf® can be used for a variety of applications such as heat dissipation in electronics, electromagnetic interference (EMI) shielding, and resistive heating. Among these, thermal application has the biggest apparent market potential especially in consumer electronics. According to a private client study by Prismark Partners, LLC, a leading electronics industry consulting firm specializing in advanced materials, the 2014 market for finished graphitic heat spreaders as sold to the OEM and EMS companies with adhesive, PET, and/or copper backing for selected portable applications, was $600 million, and is expected to reach $900 million in 2018. The market is currently in a significant expansion period driven by the demand for portable devices.

Other Markets

-	Energy Storage: lead acid batteries, supercapacitor electrodes, lithium-ion battery cathodes, lithium-ion anodes;
-	Thermal Management: circuit boards, portable electronic devices, such as cell phones and tablets, thermal management systems for battery packs used in electric vehicles; inks, coatings, polymer composites and greases; cooling liquids / fluids;
-	Electrical Conductivity: aqueous and solvent-based formulations to print conductive circuits using flexo, gravure, off-set and screen-printing processes on flexible and rigid substrates;
-	Composites: polymers (urethanes, polycarbonate, Teflon, rubber, polypropylene, thermoplastic polyolefin and nylon), polymer processes (e.g., thermoset, solvent cast and thermoplastic) and cement; and
-	Lubricity: oil and grease additives.

XGS Products

xGnP® Graphene Nanoplatelets

xGnP® graphene nanoplatelets consist of ultrathin particles of graphite that are short stacks of graphene. They are produced in various grades, which vary by average particle thickness, and average particle diameters. xGnP® graphene nanoplatelets are especially applicable for use as additives in polymeric or metallic composites, or in coatings or other formulations where particular electrical, thermal or barrier applications are desired by our customers.

XG Leaf®

XG Leaf® is a family of sheet products suited for use in industrial, electronics, and automotive markets. These sheets are made using special formulations of xGnP® graphene nanoplatelets as precursors, along with other materials for specific applications. There are several different types of XG Leaf™ available in various thicknesses (20 to 120 microns), depending on the end-use requirements for thermal conductivity, electrical conductivity, or resistive heating.

10 From (9) and internal estimates: 2018 = 305 million tons of plastic, if 10% of the market adopted xGnP to enhance their properties, and at only 1% by weight as an additive, then in 2018 305,000 tons or 305,000,000 kilos of xGnP would be required. At $30 a Kg - the value is $9.1 Bn per year.

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XG SiG™ Li-ion Battery Anode Materials

XG SiG™ is a composite of silicon and graphene nanoplatelets designed to deliver 3-5 times the energy storage capacity of today’s graphite-based LiB anodes. Anode capacity is a key driver for extended battery runtime in applications such as portable electronics, power tools and electric vehicles (“EV”). Silicon has 10x the storage capacity of graphite and has been targeted as the next-generation material to replace graphite. However, silicon suffers from poor cyclability limiting its adoption in LiB anodes. XGS’ breakthrough is the creation of a SiG composite that allows the use of silicon as an active component in anodes, delivering on the industry need for long battery cycle life, high efficiency and at a cost and scale that meets industry targets. Product design-in is underway with battery manufacturers targeting early commercialization performance requirements. The combination of performance, cost and manufacturability positions XG SiG™ and XGS as a leader in high energy density LiB materials.

Strategic Investors and License Agreements

XGS has partnered with leading global companies as manufacturing, technology and distribution partners as a way to accelerate XGS’ customer and manufacturing reach. Each of these partners has spent significant time with XGS to validate the technology and market need.

Mar 2014	POSCO	$1.2M investment exercising certain pre-emptive rights
Jan 2014	Samsung Ventures	$3M investment + Joint Development Program
Nov 2011	Cabot Corp	$4M licensing agreement + royalties
Jun 2011	POSCO	$4M investment with licensing agreement + royalties
Dec 2010	Hanwha Chemical	$3M investment

Customer Traction

-	Year-on-year addition of new customers in a range of end-use applications.

-	Track record of annual order growth as well as repeat customers underlying commercial traction with multiple customers and markets.

Cumulative Customers, by Year	Total Orders, by Year and Customer Type

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Management Team

Dr. Philip Rose, CEO

-	President, Hitech, Sigma Aldrich (2010 to 2013)
-	General Management, M&A, Business Development and Marketing, Rohm and Haas (1989-2010)

Dr. Liya Wang, VP R&D

-	Renowned expert in the field of batteries and advanced materials
-	Former Principal Scientific Director for Spain’s CIC Energigune and Director for emerging technologies at A123

Rob Privette, VP Energy Markets

-	25 years of experience in technology development and commercialization of fuel cells, batteries, and other energy related devices
-	Former Director for Product Development at Energy Conversion Devices and Director of US Fuel Cell Development at Umicore with experience at the US DOE, DARPA, the US Army and US Navy.

Dr. Hiroyuki Fukushima, Technical Director

-	Founding shareholder and inventor of xGnP® production processes

Scott Murray, VP Operations

-	Seasoned professional with 30 years as a senior operations executive
-	Formerly Founder and CEO of Uretech International Inc., Director of Development for McKechnie Automotive and various positions with Motor Wheel Corporation

Board of Directors

Dr. Philip Rose, CEO, President, Treasurer and Director

Arnold A. Allemang, Director, Chairman and Audit Committee member. Retired Board member, Dow Chemical, former Operating Officer of Dow

Ravi Shanker, General Manager, Lightweighting Platform, Dow Chemical

Steven C. Jones, Director and Audit Committee Chairman. Chairman, Aspen Capital Group LLC. President, Aspen Capital Advisors, LLC

Michael Pachos, Director and Audit Committee member. Principal, Samsung Ventures

Dave Pendell, Director, owns and operates AdvancedStage Capital LLC, ASC Lease Income, and general partner in Veterans Capital Fund

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Sample Customer Pipeline Summaries12

On the Ramp

The following customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is clear, the customer has developed a product concept in response to its customers’ needs, the customer has confirmed that it can manufacture such a product, that there are no technical barriers to the commercial launch of the product and that it has started to market the product to one or more of its customers.

1.	Sporting goods equipment manufacturer with an emphasis in netball, cricket, rugby and field hockey. Introduced XGS’ product in late 2015 in composite for field hockey sticks. Top of the line models are priced at £400 and are described as: “Graphene fibre matrix construction formulae with fully integrated carbon, aramid & graphene resin system”, “Improved control performance provided by energy absorbing basalt” and “Excellent energy transfer when hitting”. Initial production order of 30Kg was filled and customer is processing a replenishment order. Customer is qualifying a second plant to manufacture product with XGS’ graphene and expects to provide XGS with further 2016 estimates. Informed by customer that it intends to extend to additional product families within its portfolio.

2.	Custom-tailored formulations and oilfield chemicals company. Stock item for oilfield chemicals incorporating XGS’ graphene nanoplatelets. Introduced in late 2014. Ordered in 2015 to refill inventory as needed. Expect to see increased demand in 2016. Estimated purchase quantity: 100-200 Kgs in 2016.

3.	European construction materials company specializing in composites for rebar, road signs, pipes and seawalls. Introduced XGS’ C-series product into its fiberglass rebar product in late 2014. Improved flexural strength. Customer ordered regular quantities throughout 2015 and into 2016. Introduced XGS’ C-series product into a second application in late 2015. Estimated purchase quantity: 5 to 10 T annually. Small volume first and second orders received. Expecting second half ramp for larger order volumes. Looking for additional opportunities to extend into other parts of customer’s product portfolio.

4.	European technology company based in Spain. Developed a novel scratch-resistant coating incorporating XGS C-300 and targeted to protect the screens of portable electronics, watches, sunglasses and in automotive applications. Demonstrated the technology in late 2014, filed IP and finalized the formulation(s) in 2015. Actively marketing as of January 2016. Monitoring market response before providing “volume” estimate.

1 This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection with this offering.

2 These forward-looking statements involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risks set forth under “Risk Factors” beginning on page seven of the Company’s prospectus included in the Company’s registration statement on Form S-1 as filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2016 which was declared effective by the SEC on April 13, 2016 and which may be post-effectively amended from time to time.

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5.	Korean specialty chemical company specializing in unique metal composites and metal forming processing. Licensed formulation and use IP from the Korean Electronics Technology Institute for resistive heating where XGS’ graphene nanoplatelets are an enabling component of the composition. Marketing activities starting in late 2014. Target markets include office automation, automotive (seat heating, steering wheel heating), in-floor heating and other consumer and industrial heating applications. The office automation opportunity has demonstrated shorter startup time, 30% energy savings and improved lifetime for laser printers. Customer has quoted multiple customers in multiple markets. Expects adoption in the second half of 2016 and ramping into 2017. Estimated purchase quantity: 500Kg to 1T in 2017.

6.	US-based, international specialty material company with broad product offering for specialty carbon-based materials with a strategic interest in graphene nanoplatelets. Have been working with XGS materials for over 5 years. Focus on energy storage (lead acid anode additive and lithium ion cathode conductive additive) and elastomers. Demonstrated performance for lead-acid batteries in auto and telecommunications applications and delivering improved cycle life and dynamic charge acceptance. Multiple customers in testing. First customer announced commercialization in early Q3 2016. Estimated purchase quantity: 10 T annually. Elastomeric composites meeting customer needs to win the business. Estimated commercial ramp to commence in late Q3/early Q4 2016 and 5 T annual demand. Additional testing underway with multiple customers for lead-acid anodes slurry additives and lithium-ion cathode conductive additive. Large upside as customers move through validation and ramp up phases.

7.	UK-based, international supplier of engineered materials for applications ranging from medical instruments, aerospace, power generation and satellite communications, to body armor, trains and fire protection systems. Demonstrated efficacy for improved wear resistance of carbon-based wear components when incorporating XGS graphene nanoplatelets. Intent to commercialize in the second half of 2016. No volume estimate at this time.

Product Confirmation Pending

The following XGS customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is clear, the customer has developed a product concept in response to its customers’ needs and the customer has confirmed that it can manufacture such a product. However, the customer has not finalized the product formulation and is completing engineering work expecting to launch commercially in 2016.

8.	Leading US-based PET bottle manufacturer. Met target compressive strength improvement when incorporating XGS’ xGnP® into its formulation. Targeting improved shipping efficiency and lower return rate. Shipped 2 x 100 lbs. orders for Pilot runs at one of its production facilities in late Q2 and early Q3 2016 with target production launch in late Q3 2016. Annual volume estimates up to 5 Tons, depending upon adoption rates.

9.	Leading China-based lead acid battery manufacturer. Demonstrated in early 2016 improved energy storage and cycle life for lead-acid anode slurry formulations including XGS’ graphene nanoplatelets. Anticipating commercial scale pilot run in Q3 2016 and subsequent lifecycle testing. Expected to be complete in late Q1 2017. Estimated annual demand in excess of 750 T. Current data from internal testing consistent with XGS’ expectations.

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10.	Korea-based supplier of ceramic coatings used in high-end professional styling equipment (hair brush, flat iron, curling iron). Use of XGS’ coating provides more uniform temperature and improved heat transfer. Customer sampling in late Q2 2016 with commercial adoption in Q3 2016 and ramping into Q4 2016. Estimated purchase quantity: 2-5 T annually. Second application for coated heating elements for consumer and industrial applications. Customer testing underway with anticipated commercial launch in Q4 2016. Estimated 5-8 T annual demand.

11.	Sporting goods equipment manufacturer with emphasis in lacrosse, ice hockey and field hockey. Desire to incorporate graphene nanoplatelets in lacrosse stick heads to improve strength at lower weight. Samples under testing within customer’s manufacturing infrastructure. First target application at 400,000 pieces. Market reputation for innovation leader and stated desire to move quickly. Lab testing in Q2 2016, pilot-scale demonstration in Q3 2016, followed by field trial and estimating commercial launch starting Q4 2016.

12.	US-based manufacturer of refrigeration equipment. Actively working towards validation of the value of XGS’ products in heat transfer fluids in its equipment. Independent verification of the efficacy of XGS’ technology from Argonne National Labs. Further validation within XGS laboratories. Customer reporting over 25% performance improvement through use of XGS’ product in its formulation. XGS’ engagement extended to two other customers. Expecting target insertion within 2016 but no firm timeline established until after customer trials scheduled for Q3 2016.

13.	World leader in the development, design, manufacture and distribution of manual and powered wheelchairs, mobility scooters and both standard and customized seating and positioning systems. Use of XGS’ product in gel packs in seat cushions achieved 30% improvement in distribution of heat. Currently in pilot testing in Mexico facility. Targeting commercialization in the second half of 2016.

14.	US-based leader in the development of wet friction technology used in powertrain components and system solutions. Seeking improved thermal performance for a transmission friction component. Customer produced parts from XGS coating formulation and sent to XGS for testing. Will down-select to the best option. Production likely to begin in 2017.

15.	The global leader in lighting technology solutions. Customer develops, manufactures and distributes groundbreaking LEDs and automotive lighting products. Sampled thermal interface grease in China for use in LED packaging. Test results indicated superior performance compared to the baseline production material and customer has recommended XGS products to its customers. Moving to long term reliability testing. Commercial adoption estimated for 2017. Will extend to other customers.

16.	World leader in industrial coatings and high-performance paints. Demonstrated efficacy for use of graphene nanoplatelets to replace metals used in electrostatic coatings for gas tank filler tubes. Targeting sampling of XGS graphene nanoplatelet-containing coatings to its customers in the second half of 2016 with commercial timing in 2017. No volume estimates at this time.

Development Engagements

The following customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is defined, the customer has identified a product concept in response to its customers’ needs and customer is highly motivated to work with XGS to define a solution.

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17.	NA-based manufacturer of construction coatings demonstrated enhanced barrier properties initially targeting use on utility pipes. Validated proof-of-concept at the lab scale and moving to product demonstration and customer testing in the second half of 2016. Estimated commercial adoption in 2017. No volume estimates at this time.

18.	Specialty materials company operating worldwide with leading brands and technologies in three business areas: Laundry & Home Care, Beauty Care and Adhesive Technologies. Engaged with 2 groups in its Electronic Materials unit interested in conductive inks, thermal interface materials and heat spreaders. XGS has demonstrated value propositions in each area and the customer is eager to reproduce the results in its labs. No commercial timing established at this stage.

19.	One of the world's leading suppliers in the additives and instruments for the quality control of color, appearance and physical properties. Have identified numerous areas of synergy (dispersion of nanomaterials, coatings, rheology modification, drilling fluids, composites and lithium ion battery materials). The customer’s key coating accounts have graphene projects that they are interested in pursuing and are encouraging the customer to get involved in graphene. Defined two areas to begin collaboration: coatings and composites. Targets identified and testing started. Expect data to be generated throughout the second half of 2016.

20.	Boston Power: Formal joint development agreement signed in December, 2015 targeting customizing XGS’ silicon-graphene anode materials for use in [Boston-Power’s] lithium-ion battery products. Work statement details plans to optimize electrochemical and microstructural electrode performance, as well as developing electrode and battery manufacturing techniques using the two companies’ proprietary materials. The companies anticipate synergy between Boston-Power’s battery engineering and design capabilities and the new XG SiG™ anode materials. Boston-Power has the ability to design and manufacture the battery, while XGS has the ability to customize the anode materials to best fit the Boston-Power system.

21.	A world leader in engineered polymer solutions that seal, damp and protect critical applications in demanding environments. Seeking to improve the physical strength of epoxy syntactic foams used in the manufacture of flotation devices for off-shore oil drilling. Initial lab data promising. Building internal case for larger scale tests. Estimated commercialization in 2017. Volume estimates not available at this time of development.

22.	Large Korean LiB manufacturer. Formerly working under joint development agreement targeting next-generation lithium ion batteries for consumer electronics and other devices. Currently engaged on meeting its needs for lithium ion battery cathode and anode conductive additives. Not expected to commercialize in 2016.

23.	China-based lithium ion battery manufacturer. Eager to adopt graphene nanoplatelets for use as conductive additives in cathode formulations. Currently using carbon nanotubes (CNT). XGS internal data demonstrates that a significant portion of the CNT can be replaced with xGnP® and retain the high rate discharge capacity from 100% CNT and with the benefits of low cost, reduced spring back and high pressed density. Current CNT costs of $125/Kg on a dry powder basis. Customer data validates performance as seen in XGS laboratories. Formulating improved version for further testing. Potential demand in the multiple of 10 T per month. Introducing in early Q3 2016 to a second China-based lithium ion battery manufacturer.

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24.	Korean specialty chemical company focusing on electronic materials and with a commercial presence in other industrial markets and applications. Customer business model is to sell resin loaded with XGS’ graphene nanoplatelets. Demonstrated good dispersion and performance acceptable for market entry. CEO is positioning the customer as leading manufacturer of graphene-based composites. Targeting initially camera housing and CD-Disc covers with eventual target of automotive parts. Estimate late 2016 commercial launch.

25.	US-based LiB manufacturer wishing to adopt graphene nanoplatelets as cathode conductive additives. Internally generated data consistent with XGS’ data. Favorable effect on cell power will result in fast track to commercialization. Cells under testing.

26.	Korean-based lead acid battery manufacturer. Engaged in a program to use XGS’ materials to improve performance for high temperature geographies. Active sampling with initial positive feedback. Continuing with in-house trials and pricing discussions. Customer would like to scale up in 2016 pending completion of development efforts. Volume estimates pending decisions on breadth of product adoption within its portfolio.

27.	Korean-based specialty tape and adhesive supplier. Its customer in need of improved thermal adhesive for high-brightness LED TV. Desires to work with mid-tier, Korean-based supplier. XGS working with customer to supply XGS precursors for use in a thermal adhesive tape and for supply to its customer. Targeting initial production in late 2016. Initial coating results validating value proposition. No volume estimates at this time.

28.	Large Korean-based supplier of polyimide films. Targeting improved thermal conductivity of polyimide-based films for use electronic and display applications. Initial test data validating target thermal performance improvement. Further testing and pilot work to extend into early 2017.

29.	Korean-based specialty materials provider. Working closely with cable companies in Korea to develop semi-conductive coating materials for ultra-high voltage cables. Incorporation of XGS’ product improves the coating mechanical performance and the mechanical stability during heat shock and shrinkage in the ultra-high voltage cable application. Commercial timing is mid to late 2017. Potential volume is given to XGS as 1 to 20 T annually.

30.	World leader in rolled aluminum products, delivering unique solutions for the most demanding global applications, such as beverage cans, automobiles, architecture and consumer electronics. Applying XGS technology to aluminum processing and expecting results in Q3 2016. No timing yet defined for commercial launch. Unlikely to be in 2016.

31.	Recognized as the world's leading provider of lubricant solutions offering a range of advanced automotive motor oil, including synthetic, synthetic blend, high mileage, conventional and diesel oils. Engaged for well over a year on use of XGS products as an oil additive to improve friction and wear, particularly for gear box applications. Demonstrated benefits for high gear load applications (e.g., drivetrains). Also interested in nanofluid with thermal transfer properties for cooling of cutting tools. Exploring options to better move these projects forward.

32.	Technology and innovation leader specializing in defense, civil and cybersecurity markets throughout the world. Specified use of XGS product for sensor calibration in multi-layered system. Have validated efficacy for thermal heat transfer and are completing integration design efforts. Small volume application.

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Sampling Examples

An additional >30 customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is theorized but not yet demonstrated and where XGS is sampling products and formulations against a defined market need but have not yet entered into a collaborative development effort.

Transformational Customers

The following customers represent a sub-set of our portfolio where success can drive significant commercial volume and subsequent value for XGS’ shareholders. These customers are specifically managed at the account level while we actively engage in development and commercialization efforts.

33.	International auto manufacturer. Actively engaged with the group having a mandate to explore opportunities for graphene. Currently focusing on three applications that XGS is not at liberty to disclose. The group has demonstrated a compelling value proposition in the lab and XGS has been working with its supply chain partners, upon the request of the customer, in multiple applications. Target is to have graphene in a car on the road in 2017. Customer has alignment up to the VP of R&D and out into the relevant business groups. Customer has indicated that it believes XGS is the only commercially viable supplier of graphene nanoplatelets. On-going joint project with the R&D group to evaluate enhanced graphene performance in one of the applications. Specific feedback on the value proposition includes “substantial property enhancements at much lower loadings” compared to other types of additives for composite applications and “increased both tensile and flexural moduli and strength” and “enhanced thermal stability”. Only estimated data thus far is for a target application requiring 25 T of XGS’ product starting in 2018.

34.	US-based coatings company. Engaged with multiple businesses to exploit the properties of graphene nanoplatelets for barrier, thermal transfer and structural components in paint. Initial samples weren’t compelling but customer admits were cursory and not likely definitive with regard to the potential for performance. Held a technical face-to-face to define next steps in collaboration. Initial dispersions were prepared without knowledge of the customer’s chemistry. Knowledge of the chemistry will allow for tailored formulations. Engagement supported at program director level. Strong desire on the part of the customer to see graphene nanoplatelets adopted and customer has represented its view of XGS as a leading supplier in the industry.

35.	International chemical company. Engaged in multiple R&D efforts. XGS technology has broad appeal within the customer’s business units. Two projects are progressing through stage gage process: thermal transfer fluids and composites. An additional application in thermal adhesives is under evaluation. Customer estimates the potential for up to 2,000 T of demand annually for XGS’ product by 2020, assuming successful product development and market launch efforts. Broader success could drive significant demand for XGS’ products and commensurate shareholder value.

XG SiG™, Silicon Graphene Lithium Ion Battery Anode Replacement

XGS has developed an advanced silicon-based anode that, as a critical battery component, can potentially enable high energy cells for future generation batteries, enabling longer battery life and/or more functional performance for portable electronics. Silicon (Si) is considered the most promising anode material due to its high capacity and proper working voltage. Theoretically, Si can provide up to 4,200 mAh/g of Lithium storage capacity, which is more than 10 times that of graphite. It can be lithiated in the potential range of 0.0 ~ 0.4 V, which enables a high energy density battery when paired with an appropriate cathode. The global market for lithium ion anode materials is estimated to be $1.3 Billion in 2018, according to Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015 & Internal Estimates.

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Two major barriers have hindered the development of Si-based anodes for commercial applications, especially for use in EV batteries: poor cycle life and high synthesis costs. XGS’ Si/graphene (SiG) composite anode is based on a unique nano-structure design and an innovative compositing process that utilizes graphene to mitigate cycling stability issues of Si particles during cycling. Graphene creation and SiG compositing is achieved in a single unit process using an existing manufacturing process and low cost industrial precursors. Unlike other Si/graphene based materials where graphene is often produced separately and Si is deposited onto the graphene using exotic methods, XGS’ one-pot process allows to produce the SiG material at high volume and low cost.

XGS technology is considered as a leading candidate for next generation anode materials. XGS received a $1.2MM grant from the DOE to further develop this technology. Samsung Ventures invested in XGS and we entered into a joint development program with Samsung SDI, the world’s leading lithium ion battery manufacturer. XGS developed its technology to a level that allows it to aggressively pursue commercial efforts in applications requiring high energy storage and with cycle life up to 250 cycles. XGS is pursuing commercialization in those applications. In parallel, XGS has formed, and is seeking additional development relationships that will advance its technology, making it more amenable to a broad industry adoption. XGS announced in December, 2015 a joint development relationship with Boston Power. In April 2016, XGS was granted an award from the DOE’s Small Business Vouchers program and will jointly work with Lawrence Berkley National Laboratory to meet extended life-time requirements for high-energy-density lithium ion batteries. In May 2016, XGS was selected for a Phase I SBIR grant in support of the Electric Drive Vehicle Batteries program to establish low-cost manufacturing of functionalized Silicon-graphene composite anode for reduced SEI formation. XGS is currently in active discussions with other parties to form additional joint development arrangements targeting both technology development and specific commercial implementation.

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Company Overview Presentation 1 This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the im plications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection wi th this offering.

Forward - looking Statements This presentation contains statements which constitute forward - looking statements within the meaning of Section 27A of the Securities Act, as amended; Section 21E of the Securities Exchange Act of 1934; and the Private Securities Litigation Reform Act of 1995. The words “may”, “would”, “could”, “will”, “expect”, “estimate”, “anticipate”, “believe”, “intend”, “plan”, “goal”, and similar expressions and variations thereof are intended to specifically identify forward - looking statements. All statements that are not statements of historical fact are forward - looking statements. Investors and prospective investors are cautioned that any such forward - looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward - looking statements as a result of various factors. The risks that might cause such differences are identified in our private placement memorandum. We undertake no obligation to publicly update or revise the forward looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. These forward - looking statements involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward - looking statements, including, without limitation, the risks set forth under “Risk Factors” beginning on page seven of the Company’s prospectus included in the Company’s registration statement on Form S - 1 as filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2016 which was declared effective by the SEC on April 13, 2016 and which may be post - effectively amended from time to time. 2

The Carbon Revolution – A New Materials World

If the 20th century was the age of plastics, then the 21st century seems set to become the age of Graphene!

DATE	
100,000 BC	Stone Age
10,000 BC	Copper Age
1,000 BC	Bronze Age
0 BC/AD	
500 AD	
1000 AD	Iron Age
1500 AD	
1800 AD	
1850 AD	
1900 AD	Age of Steel
1920 AD	
1940 AD	
1960 AD	Age of Polymers
1980 AD	Age of Silicon
2000 AD	The Nano Age

Graphene

- Tightly bonded carbon atoms arranged in a hexagonal lattice
- 200x stronger than steel, yet…
- Like rubber that can stretch up to 25% of its original length
- More electrically conductive than Copper
- Better at conducting heat than any material
- Optically Transparent
- Atomic-level barrier properties


Graphene
Carbon Nano-Tube
Fullerene
Carbon Fiber
Carbon Black
Graphite

XG sciences THE MATERIAL DIFFERENCE
3

Potential Applications are Endless? 4 They are currently only limited based on your imagination! • Flexible, wearable electronics • Stronger and lighter airplanes • More efficient solar panels • Energy Savings power systems • Longer battery life time • More storage memory in portable electronics • Supercapacitors charged in seconds • Desalination

Investment Highlights

Revenue Traction: ***Significant customer engagements, 1,000+ in 40+ countries since inception***

- Commercial revenue started and gaining momentum
- $2-4 million of revenue expected in 2016 and $10-25 million in 2017[(1)]
- Actively engaged with multiple customers and across a range of end-use markets
- Strong and robust customer pipeline to sustain growth into the future

Technology: ***Significant IP in the form of patents, trade secrets and know-how***

- Demonstrated value proposition in commercial and development relationships
- Technology validated by licensees (*Cabot* and *POSCO)* and strategic investors
- Deep know-how from 10 years of technology development

Positioned To Grow: ***Technology, partners and management positions XG for substantial growth***

- Management Team with over 100 years combined experience commercializing new products into new markets
- Seasoned Board, governance processes and procedures in place
- Investors: *Aspen Advanced Opportunity Fund*, *Hanwha, POSCO* and *Samsung Ventures*; $34 million of funded equity capital and $4 million of license payments since inception
- Targeting $24 million in this public offering raise for full-scale commercialization, ~$3 million funded as of August 2016

Manufacturing: ***Low-cost, world-scale manufacturing capabilities***

- >100 Tons of capacity across commercial product families

(1) based on the status of discussions with current customers.

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6 Source: Lux Research, July, 2015 1.0 – 1.9 2.0 – 2.9 3.0 – 3.9 4.0 – 3.9 5.0 Maturity Lux Take Strong Positive Positive Wait and See Caution Strong Caution Dominant Undistinguished Long - shot Technical Value 1 1 5 XG Sciences Vorbeck Materials Sixth Element Angstron Materials Incubation Alliance Grafoid Graphenix Development Ningbo Morsh Xolve Avanzare Grafen Graphene Platform Haydale R.S. Group Knano Graphenea Times N ano NUS Bluestone AGM DCT Rushford Cambridge Nanosystems Graphene Frontiers NanoIntegris Directa Plus Graphene Labs GT LeaderNano Ugent Tech NanoCarbon CNM Anderlab Grafentek Gelanfong Absolute Nano National Nano Materials Graphene 3D Lab Innophene Business Execution 3 3 5 High - Potential XG Science Market Leadership

Significant Accomplishments

2006
- Company Founded

2010
- **Hanwha Chemical** – Investment
- Shipping sample materials since early 2010

2011
- **Cabot Corp** - Licensing agreement + royalties
- **POSCO** - Investment with licensing agreement + royalties
- Demonstrated 4x energy storage capacity vs. traditional Li-ion anode materials

2012
- Completed large-scale xGnP® production facility

2013
- $1M **DOE** grant to further develop XG SiG™
- **Aspen Advanced Opportunity Fund** investment
- Launch of XG Leaf® pilot production line
- Rapid progress towards commercialization of XG SiG™ products

2014
- **Samsung** - Investment + Joint Development Program with Samsung SDI for next gen Li-Ion batteries
- **POSCO** - Investment exercising certain pre-emptive right

2015
- Commercial penetration into multiple markets
- Large Scale commercialization planning
- Additional capital raise

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Two forms of “Graphene”

Monolayer Graphene



- A **single layer of carbon atoms**, or “an atomic-scale honeycomb lattice of carbon atoms”.
- Produced by vapor deposition on foils or wafers – expensive, requires exquisite control, engineering not yet perfected.

Graphene NanoPlatelet, xGnP®



- A **particle** produced by splitting natural graphite into ultra-thin pieces (10,000 times thinner than a human hair).
- **XGS** has developed **two** proprietary, low cost, high efficiency production methods.
- **XGS**’s low-defect material provides higher strength and conductivity compared to other graphene nanoplatelet processes.

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Properties are Enabling for Many Applications 9 M - Grade C - Grade H - Grade XGS Control Material Attribute Property Function Application Customer Performance

Key Customer Portfolio (1) • Energy Storage – Lithium Ion Battery ( LiB ) • Anode Replacement • Cathode Conductive Additive – Lead - Carbon Anode Additive • Thermal – XG Leaf • Portable Electronics • LiB Pack Thermal Management – Adhesives – Thermal Interface Materials – Consumer Products – Clothing • Composites – Sporting Goods – Automotive – Office Automation – Packaging – Construction Materials – Wear Parts 10 Energy Storage Thermal Management Composites Lubrication Electrical Conductivity (1) Total Customer pipeline includes opportunities with over 75 customers.

Key End Markets

Key Markets	Energy Storage			Thermal Management		Composites
Application	*Lithium Ion Battery* Next-Generation Anode	*Lithium Ion Battery* Cathode Conductive Additive	*Pb-Carbon Battery* Anode Slurry Additive	*Portable Electronics* Heat Management Powders/Film	*Semi Packaging* Heat Management Paste/Adhesive	*Specialty Plastics* Multi-Function Performance Additive
Performance Driver	Higher Energy Storage Capacity	Increased Rate Performance	Longer Cycle Life, Faster Charge Acceptance	Lower and More Stable Operating Temperatures	Improved Heat Transfer	Improved Thermal, Electrical and Physical Properties
Business Model	Silicon Graphene Composite ("XG SiG®") Sales	xGnP® Powder Sales	xGnP® Powder Sales	xGnP® Powder & Graphene Paper Sales ("XG Leaf®")	Formulated Products Sales	xGnP® Powder Sales
Timing	Near Term to Medium Term	Near Term	Near Term	Near Term to Medium Term	Near Term to Medium Term	Medium Term to Longer Term
Potential Market Size	$26.5 Bn (Li-ion Battery Cell - 2020)[1]	$5.2 Bn (LiB Cathode Active Materials - 2020)[1]	$9-$12 Bn (Start-Stop Batteries - 2020)[3]	$2,976 Bn (Consumer Electronics - 2020)[5]	$28 Bn (Semiconductor Packaging - 2020)[7]	$654 Bn (Worldwide Plastics Market - 2020)[9]
Anticipated Addressable Market Size	$1.3 Bn (LiB Anode Materials - 2018)[1]	$200 Mn (LiB Cathode Additives - 2018)[2]	$140 Mn (Anode Slurry Additives - 2018)[4]	$900 Mn (Graphitic Heat Spreaders - 2018)[6]	$780 Mn (Polymeric Thermal Interface - 2018)[8]	$9.1 Bn (Composite Additives - 2018)[10]

(1) Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015.
(2) Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015 & Internal Estimates.
(3) ArcActive via Nanalyze, April 3, 2015.
(4) ArcActive via Nanalyze, April 3, 2015 & Internal Estimates.
(5) Future Markets Insights, "Consumer Electronics Market: Global Industry Analysis and opportunity Assessment 2015 - 2020", May 8, 2015.
(6) Prismark, "Market Assessment: Thin Carbon-Based Heat Spreaders", August 2014.
(7) Reporterlink.com, "Semiconductor & IC Packaging Materials Market…", May 2014.
(8) Prismark, 2015.
(9) Grand View Research, "Global Plastics Market Analysis…", August 2014.
(10) From (9) and internal estimates: 2018 = 305 million tons of plastic, if 10% of the market adopted xGnP to enhance their properties, and at only 1% by weight as an additive, then in 2018 305,000 tons or 305,000,000 kilos of xGnP would be required. At $30 a Kg - the value is $9.1 Bn per year.

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Value Creation Business Model




XG sciences
THE MATERIAL DIFFERENCE
Solvent-Based


XG LEAF™



xGnP® Graphene Nanoplatelets	xGnP® + Binder System	xGnP® Enabled Products	Manufacturing Services
Grades H, M & R Grade C	XG Ink XG TIM	XG SiG® XG Leaf®	
Designing and manufacturing graphene nanoplatelets for specific applications and customers	Formulating functional inks and coatings to enable performance in customer coating processes	High-value products enabled by graphene nanoplatelets	Leveraging unique manufacturing processes to tailor other 2-D materials

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Customer Growth and Repeat Order Traction 13 Cumulative Customers, by Year Total Orders, by Year and Customer Type 81 111 233 381 400 456 476 536 New Customer Repeat Customer 2008 2009 2010 2011 2012 2013 2014 2015 2008 2009 2010 2011 2012 2013 2014 2015

Sample Customer Commercialization Pipeline (1) 14 (1) Total Customer pipeline includes opportunities with over 75 customers. (2) $2 - 4 million in forecasted 2016 revenue. Estimate of sales based on customer commitments, customer forecasts and management est imates. 1H 2016 2H 2016 2017 Fiberglass Rebar Composite C-750 x Construction Materials C-300 x Chemical Additive, Oil and Gas M-5 x Scratch Resistant Coatings C-300 x Sporting Equipment M-15 x Resistive Heating (Consumer, Industrial) H-15 x Pb-Acid Battery, Anode Additive C-300 x Composite, Elastomer C-300 x Pb-Acid Battery, Anode Additive C-500 x PET Bottles, Compressive Strength R-10 x Consumer Products, Thermal R-10 x Consumer & Light Industry Heaters R-10 x Wheelchair Seat Gel Pack xGnP® x Wear Part C-500 x LED Packaging XG TIM™ x Polymer Composite, Thermal R-100 x Electrostatic Dissipation, Packaging R-10 x Sporting Equipment xGnP® x Thermal Transfer Fluid R-25 x Thermal Transfer Fluid R-10 x Thermal Transfer Fluid R-25 x Gas Tank Filler Tube Coatings R-10 x Auto Composites: Under Hood C-Series x Auto Composites: Panels/Parts xGnP® x Sensor Calibration XG Leaf® x LiB Cathode Conductive Additives C-150/300 x LiB Cathode Conductive Additives C-300 x LiB Cathode Conductive Additives R-10 x LiB Cathode Conductive Additives xGnP® x Thermal Adhesive xGnP® x High-Voltage Cable Coating xGnP® x Off-Shore Drilling Flotation Devices xGnP® x Sporting Equipment xGnP® x Auto Transmission, Thermal Mgmt xGnP® x Utility Pipe Coatings xGnP® x TIM, Electrical Inks xGnP® x Electrical Inks, LiB Anode, Composites xGnP®, XG SiG™ x Commercial Lauch Anticipated Revenue Pilot Production Customer Validation Application Product R&D Technical Validation

Management Team



Dr. Philip Rose, CEO: More than 20 years managing and growing businesses based on advanced materials in technical applications and markets – lived in Japan/Korea for ~8 years.



Dr. Liya Wang, VP R&D: Renowned expert in the field of batteries and advanced materials. Former Principal Scientific Director for Spain's CIC Energigune and Director for emerging technologies at A123.



Rob Privette, VP Energy Markets: 25 years of experience in technology development and commercialization of fuel cells, batteries, and other energy related devices.



Dr. Hiroyuki Fukushima, Technical Director: Founding shareholder and inventor of xGnP® production processes.



Scott Murray, VP Operations: Seasoned professional with 30 years as a senior operations executive.

Board of Directors

Dr. Philip Rose, CEO, President, Treasurer & Director

Arnold A. Allemang, Director, Chairman and Audit Committee Member: Former member, Board of Directors, Dow Chemical Company (NYSE: DOW); former Chief Operating Officer of Dow.

Dr. Ravi Shanker, Director: General Manager, Lightweighting Platform, Dow Chemical Company.

Steven C. Jones, Director and Audit Committee Member : Chairman of Aspen Capital Group, Member Board of Directors, NeoGenomics (NASDAQ: NEO) and various other private companies.

Michael Pachos, Director and Audit Committee Member: Principal, Samsung Ventures focused on Consumer, Display and Energy related investments.

Dave Pendell, Director: Owns and operates AdvancedStage Capital LLC, ASC Lease Income, and is a general partner in Veterans Capital Fund.

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Public Offering

- Targeting to raise Gross Proceeds of $24 million
  - Shares Offered: 3 million of Common Stock
  - $8.00 per share
- Implied Pre-Money Valuation: ~ $41 Million

USE OF PROCEEDS	If 25% of Shares are Sold	If 50% of Shares are Sold	If 75% of Shares are Sold	If 100% of Shares are Sold
GROSS PROCEEDS	$ 5,355,492	$ 10,710,984	$ 16,066,476	$ 21,421,968
Offering Expenses	436,011	436,011	436,011	436,011
Selling Agent and Dealer Manager Fees (1)	240,997	481,994	722,991	963,989
NET PROCEEDS	**4,678,484**	**9,792,979**	**14,907,474**	**20,021,968**
PLANNED USE OF PROCEEDS:				
Capital Expenditures:				
Office & computer (IT) equipment	-	50,000	50,000	100,000
Purchased software	-	-	100,000	200,000
Furniture and fixtures	-	-	50,000	50,000
Laboratory equipment for Reseach and Development	100,000	200,000	300,000	400,000
Machinery, equipment, leasehold Improvements for manufacturing facilities	700,000	3,100,000	5,000,000	6,700,000
Total proceeds for capital expenditures	**800,000**	**3,350,000**	**5,500,000**	**7,450,000**
Intellectual property expenses	**-**	**300,000**	**500,000**	**1,000,000**
Leasing of additional facilities	**-**	**-**	**500,000**	**500,000**
Marketing and sales development expenses	**500,000**	**1,000,000**	**2,000,000**	**2,000,000**
R&D and product development expenses	**400,000**	**800,000**	**1,000,000**	**1,000,000**
Salaries and other General & Administrative Expenses:				
Salaries, wages, and related costs	2,000,000	3,000,000	4,000,000	5,213,000
Professional fees and outsourced services	400,000	600,000	600,000	800,000
Other	-	-	-	-
Total proceeds for salaries & other G&A	**2,400,000**	**3,600,000**	**4,600,000**	**6,013,000**
Payoff promissory notes (2)	374,750	374,750	374,750	374,750
Cash Reserves	203,734	368,229	432,724	1,684,218
TOTAL USES OF PROCEEDS	**$4,678,484**	**$ 9,792,979**	**$14,907,474**	**$20,021,968**

(1) Assumes we pay sales agents an 8% commission on fifty percent of the shares sold in this offering and dealer managers that introduce other broker dealers to serve as sales agents a 2% commission on twenty five percent (25%) of the shares sold in this offering.

(2) Assumes all of the remaining $374,750 outstanding Bridge Financing notes to unaffiliated investors are repaid in full. Based on comments these investors, we believe many will re-invest the proceeds of their bridge notes into this offering. In such event the proceeds allocated to repay the outstanding notes above will be reallocated to cash reserves.

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Summary • Recognized leader in disruptive, emerging advanced materials • Robust competitive advantages with diverse applications • Broad customer base with multiple design - in relationships • Revenue ramp starting • World class investors and licensees • Significant IP position • Low cost, scalable manufacturing capabilities • Strong Management Team with outstanding industry experience 17

Thank You Philip Rose, Ph.D. Chief Executive Officer +1 517 999 5453 p.rose@xgsciences.com 18